UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2016

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .                 .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated November 21, 2016.	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

RELEVANT EVENT

GRIFOLS, S.A.

PAYMENT OF INTERIM DIVIDEND ON ACCOUNT OF 2016 PROFIT

In accordance with the resolution passed at the Board of Directors of GrifoIs, S.A. held on 28 October 2016 and communicated in the Relevant Event dated 31 October 2016, we inform about the distribution of an interim dividend on account of the profit of the current fiscal year.

Payment date: 7 December 2016

Ex date: 5 December 2016

ISIN Code:

•      Class A shares: ES0171996087

•      Class B shares: ES0171996095

Share name: Grifols, S.A.

Number of shares representing the share capital: 687,554,908

•      Class A shares: 426,129,798

•      Class B shares: 261,425,110

Nominal value:

•      Class A shares: € 0.25

•      Class B shares: € 0.05

Treasury shares:

•      Class A shares: 0

•      Class B shares: 4,730,735

Total dividend amount: € 122,908,351.14

Gross amount per share (After deduction of treasury shares): € 0.18

Withholding tax per share 19% (**): € 0.0342

Net amount per share: € 0.1458

(**) Applicable percentage of withholding tax, with general character, without prejudice of the situations in which withholding tax is not applicable or lower, according to the nature, condition or residence for tax purposes of the recipient, in accordance to what is stated in the current regulation of the Personal income tax, Corporate income tax and Non-residents’ income tax.

The dividend amount shall be paid as per prevailing regulations for depositary security entities, using the means provided by lberclear for said entities.

To that end, the payment agency appointed is BBVA.

In Barcelona, on 21 November 2016

Mrs. Núria Martin Barnés
Secretary to the Board of Directors

Grifols, S.A. - NIF A-58389123 -  Registro mercantil de Barcelona: tomo 8620, folio 119, hoja 100509, libro 7864 sección 2a, inscripción 1a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: November 21, 2016